Contact

www.linkedin.com/in/matt-case-986199a7 (LinkedIn)

Top Skills

Chemical Engineering
Marketing Strategy
Sales

Matt Case

SVP of Growth - Bluon
Newport Beach, California, United States

Experience

Bluon
SVP of Growth
January 2017 - Present (6 years 6 months)

Bionatus
President
October 2016 - Present (6 years 9 months)

Bionatus, LLC, focuses on developing breakthrough scientific discoveries into successful end-stage businesses with significant global impact.

Strathspey Crown LLC
Director
May 2014 - June 2016 (2 years 2 months)

Education

University of Louisville - J.B. Speed School of Engineering, Bioengineering Department
Engineer's Degree, Chemical Engineering · (2009 - 2014)